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                                 SCHEDULE 13E-3
       TRANSACTION STATEMENT PURSUANT TO SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                           --------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           --------------------------

                            WATKINS-JOHNSON COMPANY
                                (NAME OF ISSUER)

                            WATKINS-JOHNSON COMPANY
                                DEAN A. WATKINS
                     WATKINS TRUST DATED SEPTEMBER 19, 1988
                       (NAME OF PERSONS FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
                          COMMON STOCK PURCHASE RIGHTS
                        (TITLE OF CLASSES OF SECURITIES)

                                   0009424861

                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                            WATKINS-JOHNSON COMPANY
                              3333 HILLVIEW AVENUE
                          PALO ALTO, CALIFORNIA 94304
                              TEL: (650) 493-4141
                             ATTN. W. KEITH KENNEDY
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                   COPIES TO:

               HENRY LESSER, ESQ.                               MARSHALL SMALL, ESQ.
        HELLER EHRMAN WHITE & MCAULIFFE                       MORRISON & FOERSTER LLP
             525 UNIVERSITY AVENUE                               425 MARKET STREET
          PALO ALTO, CALIFORNIA 94301                     SAN FRANCISCO, CALIFORNIA 94105

                              -------------------

    This statement is filed in connection with (check the appropriate box):

    /X/ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    / / b. The filing of registration statement under the Securities Act of 1933.

    / / c. A tender offer.

    / / d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                           CALCULATION OF FILING FEE

            A. TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
                   $293,303,635                                                $58,661

* For purposes of calculating the fee only. The proposed maximum aggregate value of the transaction (the "Aggregate Value") is $293,303,635 (the sum of (i) the product of 6,679,799 currently outstanding shares of Common Stock and $41.125 per share cash merger consideration ($274,706,734), (ii) the product of -0- shares of Common Stock that could be issued in respect of in-the-money options that are scheduled to expire before the outside date of the merger (I.E., January 31, 2000), if not extended, and $41.125 per share, and (iii) aggregate consideration of $18,596,901 to be paid for currently outstanding options (which are assumed to remain outstanding until closing) to be cashed out at the spread in the transaction.) The filing fee equals 1/50 of 1% of the Aggregate Value, which was the applicable fee when the fee was paid (see below).

/X/ Check box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid:   $58,661

                    Form or Registration No.: Schedule 14A

                    Filing Party: WATKINS-JOHNSON COMPANY

                    Date Filed: November 11, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

    This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") is being filed by the Watkins-Johnson Company ("WJ"), Dean A. Watkins ("Dr. Watkins"), an individual who is the Chairman and co-founder of WJ, and the Watkins Trust Dated September 19, 1988 (the "Watkins Trust"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the merger ("Merger") of FP-WJ Acquisition Corp. ("FP-WJ"), a California corporation, with and into WJ pursuant to an Agreement and Plan of Merger, dated October 25, 1999 (the "Merger Agreement"), between WJ and FP-WJ. Pursuant to the Merger Agreement, WJ will continue as the surviving corporation and each share of WJ common stock, without par value, outstanding immediately prior to the Merger (together with the common stock purchase rights associated with those shares), except shares held by dissenting shareowners, will be converted into the right to receive $41.125 in cash, without interest. Pursuant to the Recapitalization Agreement, dated October 25, 1999 (the "Recapitalization Agreement"), between WJ and the Watkins Trust, shares of WJ common stock held by the Watkins Trust shall, immediately prior to the Merger, be exchanged for shares of the Series A Convertible Participating Preferred Stock of WJ, which preferred stock shall be converted into shares of common stock of the surviving corporation to the Merger pursuant to the terms of the Merger Agreement. Dr. Watkins is a co-trustee and beneficiary of the Watkins Trust. The Watkins Trust will sell any shares of Series A Convertible Participating Preferred Stock it holds in excess of 120,000 shares immediately prior to the Merger, for $41.125 in cash per share, without interest. Upon consummation of the Merger, approximately 8.9% of the equity interest in the surviving corporation shall be owned by the Watkins Trust.

    Concurrently with the filing of this Transaction Statement, WJ has filed with the Securities and Exchange Commission Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A (the "Preliminary Proxy Statement") in connection with a special meeting of shareowners of WJ, at which meeting the shareowners will be asked to approve the Merger Agreement and the Merger. The filing of this Transaction Statement shall not be construed as an admission by WJ, Dr. Watkins or the Watkins Trust or any of their affiliates that WJ is "controlled" by Dr. Watkins or the Watkins Trust.

    The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Preliminary Proxy Statement of the information required to be included in this Transaction Statement. The information set forth in the Preliminary Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses in this Transaction Statement are qualified in their entirety by reference to the information contained in the Preliminary Proxy Statement.

                             CROSS REFERENCE SHEET

       ITEM IN
   SCHEDULE 13E-3          CAPTION OR LOCATION IN THE PRELIMINARY PROXY STATEMENT
   --------------       ------------------------------------------------------------
Item 1(a)               "GENERAL INFORMATION."

Item 1(b)               "Notice of Special Meeting;" "THE SPECIAL MEETING--Who Can
                        Vote."

Item 1(c)               "MARKET PRICE INFORMATION FOR WJ COMMON STOCK."

Item 1(d)               "SUMMARY--WJ Selected Historical Consolidated Financial and
                        Per Share Data;" "THE WJ MERGER AGREEMENT--Conduct of the WJ
                        Business Before the WJ Merger."

Item 1(e)               *

Item 1(f)               *

Item 2(a)-(d)           "SUMMARY--Special Factors; Parties."

Item 2(e)-(g)           *

Item 3(a)(1)            *

Item 3(a)(2)            "SUMMARY--Special Factors; Financing; Interests of WJ
                        Management in the WJ Merger (The Recapitalization
                        Agreement);" "SPECIAL FACTORS--Background of the WJ Merger;"
                        "--The WJ Board's Reasons and Recommendation;" "--Interests
                        of WJ Management in the WJ Merger (The Recapitalization
                        Agreement);" "--Structure of the Merger;" "--Financing."

Item 3(b)               "SUMMARY--Special Factors; Financing; Interests of WJ
                        Management in the WJ Merger (The Recapitalization
                        Agreement);" "SPECIAL FACTORS--Background of the WJ Merger;"
                        "--The WJ Board's Reasons and Recommendation;" "--Interests
                        of WJ Management in the WJ Merger (The Recapitalization
                        Agreement);" "--Structure of the Merger;" "--Financing."

Item 4(a)               "QUESTIONS AND ANSWERS ABOUT THE WJ MERGER PROPOSAL;"
                        "SUMMARY--Special Factors; Structure of the WJ Merger;
                        Financing;" "--The WJ Merger Agreement;" "--Dissenters'
                        Rights;" "SPECIAL FACTORS--Interests of WJ Management in the
                        WJ Merger;" "--Structure of the WJ Merger;" "--Financing;"
                        "--Regulatory and Other Approvals and Consents;" "--Federal
                        Income Tax Consequences;" "--Accounting Treatment;" "THE WJ
                        MERGER AGREEMENT."

Item 4(b)               "SUMMARY--Special Factors; Background; Parties; Structure of
                        the WJ Merger; Financing; and Interests of WJ Management in
                        the WJ Merger (The Recapitalization Agreement);" "SPECIAL
                        FACTORS--Background of the WJ Merger;" "--The WJ Board's
                        Reasons and Recommendation;" "--Interests of WJ Management
                        in the WJ Merger (The Recapitalization Agreement);"
                        "--Structure of the Merger;" "--Financing."

Item 5(a)               *

Item 5(b)               *

Item 5(c)               "SUMMARY--Special Factors; Certain Effects of the WJ
                        Merger;" "SPECIAL FACTORS--Certain Effects of the WJ
                        Merger."

Item 5(d)               *

Item 5(e)               *

Item 5(f)-(g)           "SUMMARY--Special Factors; Certain Effects of the WJ
                        Merger;" "SPECIAL FACTORS--Certain Effects of the WJ
                        Merger."

       ITEM IN
   SCHEDULE 13E-3          CAPTION OR LOCATION IN THE PRELIMINARY PROXY STATEMENT
   --------------       ------------------------------------------------------------
Item 6(a)               "SUMMARY--Financing;" "SPECIAL FACTORS--Financing."

Item 6(b)               "THE WJ MERGER AGREEMENT--Termination Fee; Expenses."

Item 6(c)               "SUMMARY--Financing;" "SPECIAL FACTORS--Financing."

Item 6(d)               *

Item 7(a)               "QUESTIONS AND ANSWERS ABOUT THE WJ MERGER PROPOSAL;"
                        "SUMMARY--Special Factors; Background; Parties; The WJ
                        Board's Reasons and Recommendation; Opinion of WJ's
                        Financial Advisor; Purpose of the WJ Merger;" "--The WJ
                        Merger Agreement;" "SPECIAL FACTORS--Background of the WJ
                        Merger;" "--The WJ Board's Reasons and Recommendation;"
                        "--Opinion of WJ's Financial Advisor;" "--Purpose of the WJ
                        Merger."

Item 7(b)               "SUMMARY--Special Factors; Background; The WJ Board's
                        Reasons and Recommendation;" "SPECIAL FACTORS--Background of
                        the WJ Merger;" "--The WJ Board's Reasons and
                        Recommendation."

Item 7(c)               "SUMMARY--Special Factors; Background; The WJ Board's
                        Reasons and Recommendation; Certain Effects of the Merger;"
                        "SPECIAL FACTORS--Background of the WJ Merger;" "--The WJ
                        Board's Reasons and Recommendation;" "--Interests of WJ
                        Management in the WJ Merger;" "--Structure of the Merger;"
                        "--Financing;" "--Certain Effects of the WJ Merger;"
                        "--Accounting Treatment."

Item 7(d)               "QUESTIONS AND ANSWERS ABOUT THE WJ MERGER PROPOSAL;"
                        "SUMMARY--Special Factors; Interests of WJ Management in the
                        WJ Merger; Structure of the WJ Merger; Financing; Certain
                        Effects of the WJ Merger; Conduct of WJ's Business After the
                        WJ Merger; Federal Income Tax Consequences; Accounting
                        Treatment;" "--The WJ Merger; Surrender of Certificates;
                        Payment for Shares;" "--Dissenters' Rights;" "SPECIAL
                        FACTORS--Interests of WJ Management in the WJ Merger;"
                        "--Structure of the WJ Merger;" "--Financing;" "--Certain
                        Effects of the WJ Merger;" "--Conduct of WJ's Business After
                        the WJ Merger;" "--Federal Income Tax Consequences;"
                        "--Accounting Treatment;" "THE WJ MERGER
                        AGREEMENT--Conversion of Common Shares;" "--Surrender of
                        Certificates; Payment for Shares;" "--Employee Matters;"
                        "DISSENTERS' RIGHTS."

Item 8(a)-(b)           "SUMMARY--Special Factors; Background; The WJ Board's
                        Reasons and Recommendation; Opinion of WJ's Financial
                        Advisor;" "--WJ Selected Historical Consolidated Financial
                        and Per Share Data;" "SPECIAL FACTORS--Background of the WJ
                        Merger;" "--The WJ Board's Reasons and Recommendation;"
                        "--Position of Dr. Watkins and the Watkins Trust Regarding
                        the Fairness of the WJ Merger to Other Shareowners;"
                        "--Opinion of WJ's Financial Advisor;" "--Certain Projected
                        Financial Information;" "MARKET PRICE INFORMATION FOR WJ
                        COMMON STOCK."

Item 8(c)               *

Item 8(d)               "SUMMARY--Special Factors; Background; The WJ Board's
                        Reasons and Recommendation;" "SPECIAL FACTORS--Background of
                        the WJ Merger;" "--The WJ Board's Reasons and
                        Recommendation."

       ITEM IN
   SCHEDULE 13E-3          CAPTION OR LOCATION IN THE PRELIMINARY PROXY STATEMENT
   --------------       ------------------------------------------------------------
Item 9(a)-(c)           "SUMMARY--Special Factors; Opinion of WJ's Financial
                        Advisor; Financing;" "SPECIAL FACTORS--Background of the WJ
                        Merger;" "--Opinion of WJ's Financial Advisor;"
                        "--Financing;" Appendix C and D.

Item 10(a)              "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                        MANAGEMENT."

Item 10(b)              *

Item 11                 "SUMMARY--Special Factors; Interests of WJ Management in the
                        WJ Merger (The Recapitalization Agreement); Structure of the
                        Merger; Financing;" "SPECIAL FACTORS--Background of the WJ
                        Merger;" "--Interests of WJ Management in the WJ Merger;"
                        Appendix B.

Item 12(a)-(b)          "QUESTIONS AND ANSWERS ABOUT THE WJ MERGER PROPOSAL;"
                        "SUMMARY--Special Factors; The WJ Board's Reasons and
                        Recommendation; Interests of WJ Management in the WJ Merger
                        (The Recapitalization Agreement);" "SPECIAL
                        FACTORS--Background of the WJ Merger;" "--The WJ Board's
                        Reasons and Recommendation;" "--Position of Dr. Watkins and
                        the Watkins Trust Regarding the Fairness of the WJ Merger to
                        Other Shareowners;" "--Interests of WJ Management in the WJ
                        Merger (The Recapitalization Agreement);" Appendix B.

Item 13(a)              "SUMMARY--Dissenters' Rights;" "DISSENTERS' RIGHTS."

Item 13(b)              *

Item 13(c)              *

Item 14(a)              "SUMMARY--WJ Selected Historical Consolidated Financial and
                        Per Share Data;" "WHERE YOU CAN FIND MORE INFORMATION ABOUT
                        WJ."

Item 14(b)              *

Item 15(a)              "THE SPECIAL MEETING--Solicitation of Proxies; Expenses;"
                        "THE WJ MERGER AGREEMENT--Access to, and Confidentiality of,
                        Information."

Item 15(b)              "SUMMARY--Opinion of WJ's Financial Advisor;" "THE SPECIAL
                        MEETING--Solicitation of Proxies; Expenses;" Appendix C.

Item 16 The Preliminary Proxy Statement is incorporated herein by reference.

------------------------

* Not applicable or answer is negative.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a) The disclosure under the caption "GENERAL INFORMATION" in the Proxy Statement is incorporated herein by reference.

    (b) The disclosure in the "Notice of Special Meeting" and under the caption "THE SPECIAL MEETING--Who Can Vote" is incorporated herein by reference.

    (c) The disclosure under the caption "MARKET PRICE INFORMATION FOR WJ COMMON STOCK" is incorporated herein by reference.

    (d) The disclosure under the captions "SUMMARY--WJ Selected Historical Consolidated Financial and Per Share Data" and "THE WJ MERGER AGREEMENT--Conduct of the WJ Business Before the WJ Merger" is incorporated herein by reference.

    (e) Not applicable.

    (f) See Schedule I attached hereto, which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d) This statement is being filed jointly by WJ, Dr. Watkins and the Watkins Trust. See Schedule II attached hereto, which is incorporated herein by reference. The disclosure under the caption "SUMMARY--Special Factors; Parties" is incorporated herein by reference.

    (e)-(f) During the last five years, neither the Company nor, to the best knowledge of the Company, Dr. Watkins or the Watkins Trust (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (g) See Schedule II attached hereto, which is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a)(1) Not applicable.

    (a)(2)-(b) The disclosure under the captions "SUMMARY--Special Factors; Background; Parties; Structure of the WJ Merger; Financing; and Interests of WJ Management in the WJ Merger (The Recapitalization Agreement;)" and "SPECIAL FACTORS--Background of the WJ Merger;" "--The WJ Board's Reasons and Recommendation;" "--Interests of WJ Management in the WJ Merger (The Recapitalization Agreement);" "--Structure of the Merger"; and "--Financing" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

    a) The disclosure under the captions "QUESTIONS AND ANSWERS ABOUT THE WJ MERGER PROPOSAL;" "SUMMARY--Special Factors; Structure of the WJ Merger; and Financing;" "--The WJ Merger Agreement;" and "--Dissenters' Rights;" "SPECIAL FACTORS--Interests of WJ Management in the WJ Merger;" "--Structure of the WJ Merger" "--Financing;" "--Regulatory and Other Approvals and Consents;" "--Federal Income Tax Consequences;" and "--Accounting Treatment;" and "THE WJ MERGER AGREEMENT" is incorporated herein by reference.

    (b) The disclosure under the captions "SUMMARY--Special Factors; Background; Parties; Structure of the WJ Merger; Financing; and Interests of WJ Management in the WJ Merger (The Recapitalization Agreement);" and "SPECIAL
FACTORS--Background of the WJ Merger;" "--The

WJ Board's Reasons and Recommendation;" "--Interests of WJ Management in the WJ Merger (The Recapitalization Agreement);" "--Structure of the Merger;" and "--Financing" is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(b) Not applicable.

    (c) The disclosure under the captions "SUMMARY--Special Factors; Certain Effects of the WJ Merger;" and "SPECIAL FACTORS--Certain Effects of the WJ Merger" is incorporated herein by reference.

    (d)-(e) Not applicable.

    (f)-(g) The disclosure under the captions "SUMMARY--Special Factors; Certain Effects of the WJ Merger;" and "SPECIAL FACTORS--Certain Effects of the WJ Merger" is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The disclosure under the captions "SUMMARY--Financing" and "SPECIAL FACTORS--Financing" is incorporated herein by reference.

    (b) The disclosure under the caption "THE WJ MERGER AGREEMENT--Termination Fee; Expenses" is incorporated herein by reference.

    (c) The disclosure under the captions "SUMMARY--Financing" and "SPECIAL FACTORS--Financing" is incorporated herein by reference.

    (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a) The disclosure under the captions "QUESTIONS AND ANSWERS ABOUT THE WJ MERGER PROPOSAL;" "SUMMARY--Special Factors; Background; Parties; The WJ Board's Reasons and Recommendation; Opinion of WJ's Financial Advisor; and "Purpose of the WJ Merger;" "--The WJ Merger Agreement;" and "SPECIAL FACTORS--Background of the WJ Merger;" "--The WJ Board's Reasons and Recommendation;" "--Opinion of WJ's Financial Advisor;" and "--Purpose of the WJ Merger" is incorporated herein by reference.

    (b) The disclosure under the captions "SUMMARY--Special Factors; Background; and The WJ Board's Reasons and Recommendation;" and "SPECIAL FACTORS--Background of the WJ Merger;" and "--The WJ Board's Reasons and Recommendation" is incorporated herein by reference.

    (c) The disclosure under the captions "SUMMARY--Special Factors; Background; The WJ Board's Reasons and Recommendation; and Certain Effects of the Merger;" and "SPECIAL FACTORS--Background of the WJ Merger;" "--The WJ Board's Reasons and Recommendation;" "--Interests of WJ Management in the WJ Merger;" "--Structure of the Merger;" "--Financing;" "--Certain Effects of the WJ Merger;" and "--Accounting Treatment" is incorporated herein by reference.

    (d) The disclosure under the captions "QUESTIONS AND ANSWERS ABOUT THE WJ MERGER PROPOSAL;" "SUMMARY--Special Factors; Interests of WJ Management in the WJ Merger; Structure of the WJ Merger; Financing; Certain Effects of the WJ Merger; Conduct of WJ's Business After the WJ Merger; Federal Income Tax Consequences; and Accounting Treatment;" "--The WJ Merger; Surrender of Certificates; Payment for Shares;" and "--Dissenters' Rights;" "SPECIAL FACTORS--Interests of WJ Management in the WJ Merger;" "--Structure of the WJ

Merger;" "--Financing;" "--Certain Effects of the WJ Merger;" "--Conduct of WJ's Business After the WJ Merger;" "--Federal Income Tax Consequences;" and "--Accounting Treatment;" "THE WJ MERGER AGREEMENT--Conversion of Common Shares;" "--Surrender of Certificates; Payment for Shares;" and "--Employee Matters;" and "DISSENTERS' RIGHTS" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

    (a)-(b) The disclosure under the captions "SUMMARY--Special Factors; Background; The WJ Board's Reasons and Recommendation; and Opinion of WJ's Financial Advisor;" "--WJ Selected Historical Consolidated Financial and Per Share Data;" and "--WJ Selected Pro Forma Financial Data;" "SPECIAL FACTORS-- Background of the WJ Merger;" "--The WJ Board's Reasons and Recommendation;" "--Position of Dr. Watkins and the Watkins Trust Regarding the Fairness of the WJ Merger to Other Shareowners;" "--Opinion of WJ's Financial Advisor;" and "--Certain Projected Financial Information;" and "MARKET PRICE INFORMATION FOR WJ COMMON STOCK" is incorporated herein by reference.

    (c) The Rule 13e-3 transaction described herein is not structured so that approval of at least a majority of unaffiliated security holders is required.

    (d) The disclosure under the captions "SUMMARY--Special Factors; Background; and the WJ Board's Reasons and Recommendation;" and "SPECIAL FACTORS--Background of the WJ Merger;" and "--The WJ Board's Reasons and Recommendation" is incorporated herein by reference.

    (e) The disclosure under the captions "SUMMARY--Special Factors; and The WJ Board's Reasons and Recommendation;" and "SPECIAL FACTORS--The WJ Board's Reasons and Recommendation" is incorporated herein by reference.

    (f) The disclosure under the captions "SUMMARY--Special Factors; Background;" and "SPECIAL FACTORS--Background of the WJ Merger" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a)-(c) The disclosure under the captions "SUMMARY -- Special Factors; Opinion of WJ's Financial Advisor; and Financing;" and "SPECIAL
FACTORS--Background of the WJ Merger;" "--Opinion of WJ's Financial Advisor;" and "--Financing;" and Appendices C and D to the Preliminary Proxy Statement are incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) The disclosure under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

    (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The disclosure under the captions "SUMMARY--Special Factors; Interests of WJ Management in the WJ Merger (The Recapitalization Agreement); Structure of the Merger; and Financing;" and "SPECIAL FACTORS--Background of the WJ Merger;" and "--Interests of WJ Management in the WJ Merger;" and Appendix B to the Preliminary Proxy Statement are incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a)-(b) The disclosure under the captions "QUESTIONS AND ANSWERS ABOUT THE WJ MERGER PROPOSAL;" "SUMMARY--Special Factors; The WJ Board's Reasons and Recommendation; and Interests of WJ Management in the WJ Merger (The Recapitalization Agreement);" and "SPECIAL FACTORS--Background of the WJ Merger;" "--The WJ Board's Reasons and Recommendation;" "--Position of
Dr. Watkins and the Watkins Trust Regarding the Fairness of the WJ Merger to Other Shareowners;" and "--Interests of WJ Management in the WJ Merger (The Recapitalization Agreement);" and Appendix B to the Preliminary Proxy Statement are incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

    (a) The disclosure under the captions "SUMMARY--Dissenters' Rights" and "DISSENTERS' RIGHTS" and Appendix E to the Proxy Statement are incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

    (a) The disclosure under the captions "SUMMARY--WJ Selected Historical Consolidated Financial and Per Share Data" and "WHERE YOU CAN FIND MORE INFORMATION ABOUT WJ" is incorporated herein by reference.

    (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The disclosure under the captions "THE SPECIAL MEETING--Solicitation of Proxies; Expenses" and "THE WJ MERGER AGREEMENT--Access to, and Confidentiality of, Information" is incorporated herein by reference.

    (b) The disclosure under the captions "SUMMARY--Opinion of WJ's Financial Advisor;" "SPECIAL FACTORS--Opinion of WJ's Financial Advisor;" and "THE SPECIAL MEETING--Solicitation of Proxies; Expenses;" and Appendix C to the Preliminary Proxy Statement are incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

    The Proxy Statement is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
(b)(1)                  Opinion of CIBC World Markets Corp., dated October 25, 1999
                        (included as Appendix C to Exhibit (d)(1)).

(b)(2)                  Presentation materials prepared by CIBC World Markets Corp.
                        and presented to the Board of Directors of WJ on October 25,
                        1999.

(c)(1)                  Agreement and Plan of Merger, dated as of October 25, 1999, between FP-WJ and WJ (included as Appendix A to
                        Exhibit (d)(1)).

(c)(2)                  Recapitalization Agreement, dated as of October 25, 1999,
                        between WJ and the Watkins Trust (included as Appendix B to
                        Exhibit (d)(1)).

(d)(1)                  Preliminary Proxy Statement filed by WJ with the Securities and Exchange Commission on December 21, 1999.

(d)(2)                  Letter to Shareowners (included and filed with Exhibit
                        (d)(1)).

(d)(3)                  Form of Proxy (included and filed with Exhibit (d)(1)).

(d)(4) Form of Trustee Direction card (included and filed with Exhibit (d)(1)).

(e)                     See disclosure under captions "SUMMARY--Dissenters' Rights"
                        and "DISSENTERS' RIGHTS" in Exhibit (d)(1) and Appendix E to
                        Exhibit(d)(1).

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 21, 1999

                                                       WATKINS-JOHNSON COMPANY

                                                       By:  /s/ W. KEITH KENNEDY
                                                            -----------------------------------------
                                                            Name: W. Keith Kennedy
                                                            Title: Chief Executive Officer

                                                       WATKINS TRUST DATED SEPTEMBER 19, 1988

                                                       By:  /s/ DEAN A. WATKINS
                                                            -----------------------------------------
                                                            Name: Dean A. Watkins
                                                            Title: Trustee

                                                       DEAN A. WATKINS

                                                       By:  /s/ DEAN A. WATKINS
                                                            -----------------------------------------
                                                            Name: Dean A. Watkins

                                   SCHEDULE I
                                STOCK PURCHASES

    The following table sets forth certain information regarding the stock purchases of WJ Common Stock by WJ and its executive officers and directors since the commencement of WJ's second full fiscal year preceding the date of the transaction statement to which this schedule is attached.

Purchases of WJ Common Stock by WJ:

                                                                                 RANGE OF        AVG. PURCHASE
       TRADE DATE         NUMBER OF SHARES   PRICE PER SHARE    TOTAL PRICE       PRICEST      PRICE PER QUARTER
------------------------  ----------------   ---------------   -------------   -------------   -----------------
For the quarter ended March 31, 1997:
------------------------------------------------------------
Feb. 4, 1997............       10,000            $26.2938      $  262,938.00
Feb. 5, 1997............        6,000             25.7292         154,375.20
Feb. 6, 1997............        3,000             25.4167          76,250.10
Feb. 7, 1997............        4,600             25.8261         118,800.06
Feb. 10, 1997...........        5,000             25.6250         128,125.00
Feb. 11, 1997...........        7,000             25.2589         176,812.30
Feb. 14, 1997...........        6,000             26.4167         158,500.20
Feb. 18, 1997...........        2,400             25.9792          62,350.08
Feb. 19, 1997...........        1,000             25.8750          25,875.00
Feb. 25, 1997...........        5,000             24.9750         124,875.00
Feb. 26, 1997...........        5,000             24.9250         124,625.00
Feb. 27, 1997...........        2,000             25.0875          50,175.00
Mar. 6, 1997............        3,000             26.0417          78,125.10
Mar. 10, 1997...........        3,000             25.6667          77,000.10
Mar. 11, 1997...........        3,000             25.6250          76,875.00
Mar. 12, 1997...........        6,000             25.6625         153,975.00
Mar. 13, 1997...........        6,000             25.8125         154,875.00
                              -------                          -------------
                                                                               $   24.9250-
    Totals..............       78,000                           2,004,551.14        26.4167        $25.6994
                              =======                          =============
For the quarter ended June 30, 1997:
------------------------------------------------------------
Apr. 18, 1997...........        1,000             27.0000          27,000.00
Apr. 21, 1997...........        2,000             27.0000          54,000.00
Apr. 22, 1997...........       10,000             26.7000         267,000.00
Apr. 24, 1997...........        7,000             26.8393         187,875.10
Apr. 25, 1997...........        4,200             26.2500         110,250.00
Apr. 28, 1997...........        2,000             26.0000          52,000.00
May 15, 1997............        5,000             29.2725         146,362.50
May 16, 1997............        6,000             29.5417         177,250.20
May 20, 1997............        1,000             30.0000          30,000.00
Jun. 4, 1997............        2,600             30.6250          79,625.00
Jun. 5, 1997............        2,500             31.3500          78,375.00
Jun. 6, 1997............        5,000             31.2500         156,250.00
Jun. 7, 1997............        4,200             30.7679         129,225.18
Jun. 10, 1997...........        6,000             30.2708         181,624.80
Jun. 11, 1997...........        8,000             28.6250         229,000.00
Jun. 12, 1997...........        5,000             28.9250         144,625.00
Jun. 16, 1997...........        3,000             29.5000          88,500.00
Jun. 17, 1997...........        5,000             30.6500         153,250.00
Jun. 19, 1997...........        4,000             30.6250         122,500.00
Jun. 20, 1997...........        5,000             30.6250         153,125.00
Jun. 23, 1997...........        2,000             30.4375          60,875.00
Jun. 24, 1997...........        7,000             30.7143         215,000.10
Jun. 25, 1997...........        6,000             31.1250         186,750.00
Jun. 26, 1997...........        8,000             30.9852         247,881.60
Jun. 27, 1997...........        3,500             30.8214         107,874.90
Jun. 30, 1997...........        4,900             30.4720         149,312.80
                              -------                          -------------
    Totals..............      119,900                           3,535,532.18    26.00-31.35         29.4873
                              =======                          =============
For the quarter ended September 30, 1997:
------------------------------------------------------------
Jul. 1, 1997............        6,300             30.9742         195,137.46        30.9742         30.9742

                                                                                                AVG. PURCHASE
     TRADE DATE        NUMBER OF SHARES   PRICE PER SHARE    TOTAL PRICE    RANGE OF PRICES   PRICE PER QUARTER
---------------------  ----------------   ---------------   -------------   ---------------   -----------------
For the quarter ended March 31, 1998:
---------------------------------------------------------
Jan. 29, 1998........         4,000          $24.7859       $   99,143.60
Jan. 30, 1998........         2,800          $24.7143           69,200.04
Mar. 4, 1998.........        45,808           27.0625        1,239,679.00
                          ---------                         -------------
                                                                              $ 24.7143-
    Totals...........        52,608                          1,408,022.64        27.0625           $26.7644
                          =========                         =============

For the quarter ended September 30, 1998:
---------------------------------------------------------
Jul. 20, 1998........        10,000           23.5000          235,000.00
Jul 21, 1998.........        37,000           23.7973          880,500.10
Jul. 22, 1998........        10,000           23.8750          238,750.00
Jul. 23, 1998........        35,500           23.9551          850,406.05
Jul. 27, 1998........        10,000           23.8125          238,125.00
Jul. 28, 1998........        20,000           22.0000          440,000.00
Jul. 31, 1998........       361,800           23.0000        8,321,400.00
Aug. 3, 1998.........        35,000           22.8393          799,375.50
Aug. 20, 1998........        28,000           23.0000          644,000.00
Aug. 21, 1998........        10,000           22.8750          228,750.00
Aug. 26, 1998........        10,000           21.9375          219,375.00
Aug. 31, 1998........        30,000           19.7500          592,500.00
Sep. 2, 1998.........        32,400           20.5625          666,225.00
Sep. 4, 1998.........        10,000           20.3125          203,125.00
Sep. 11, 1998........        10,000           18.0000          180,000.00
Sep. 15, 1998........       110,000           17.7500        1,952,500.00
Sep. 16, 1998........       230,600           17.7500        4,093,150.00
Sep. 17, 1998........        10,000           17.7500          177,500.00
Sep. 18, 1998........        30,000           17.7292          531,876.00
Sep. 29, 1998........        10,000           18.9375          189,375.00
                          ---------                         -------------
                                                                                 17.7292
    Totals...........     1,040,300                         21,681,932.65        23.9551            20.8420
                          =========                         =============

For the quarter ended December 31, 1998:
---------------------------------------------------------
Oct. 1, 1998.........        10,000           18.4375          184,375.00
Oct. 8, 1998.........        57,000           16.6985          951,814.50
Oct. 15, 1998........       130,000           17.6250        2,291,250.00
Oct. 16, 1998........       505,000           18.8750        9,531,875.00
Dec. 10, 1998........           892           20.6250           18,397.50
                          ---------                         -------------
                                                                                16.6985-
    Totals...........       702,892                         12,977,712.00        20.6250            18.4633
                          =========                         =============

Purchases of WJ Common Stock by Executive Officers and Directors of WJ:

Raymond F. O'Brien--Director
---------------------------------------
Feb. 5, 1998.........         4,000          $ 26.375       $  105,500.00     $   26.375           $ 26.375

                                                                                                AVG. PURCHASE
     TRADE DATE        NUMBER OF SHARES   PRICE PER SHARE    TOTAL PRICE    RANGE OF PRICES   PRICE PER QUARTER
---------------------  ----------------   ---------------   -------------   ---------------   -----------------
Scott Buchanan--Executive Vice President, Chief Financial Officer and Treasurer
---------------------------------------------------------------------------------------------------------------
Feb. 9, 1998.........        1,000*          $ 12.375       $   12,375.00     $   12.375           $ 12.375

Malcolm J. Caraballo--Vice President
---------------------------------------
Dec. 11, 1998........        2,000*            12.375           24,750.00
Dec. 11, 1998........        3,900*             13.00           50,700.00      12.375-13             12.788

W. Keith Kennedy--President and Chief Executive Officer
---------------------------------------------------------------------------------------------------------------
Feb. 6, 1998.........        2,000*            12.375           24,750.00
Apr. 29, 1998........          566*            12.375            7,004.00         12.375             12.375

------------------------

* These shares were acquired through the exercise of stock options

                                  SCHEDULE II

                     DIRECTORS AND EXECUTIVE OFFICERS OF WJ

The following table sets forth the name, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted of each executive officer and director of WJ. All of the persons listed below are citizens of the United States of America and the business address of each such person is 3333 Hillview Avenue, Stanford Research Center, Palo Alto, California 94304. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with WJ.

                                                      PRESENT                        MATERIAL POSITIONS HELD
                NAME                         OCCUPATION OR EMPLOYMENT              DURING THE PAST FIVE YEARS
-------------------------------------  -------------------------------------  -------------------------------------
Dean A. Watkins                        Chairman of the Board since 1957       Founder, Chairman
                                                                              (1957 - 1973)

H. Richard Johnson                     Vice Chairman of the Board since 1957  Founder, Vice Chairman
                                                                              (1973 - 1987)

W. Keith Kennedy, Jr.                  Director since 1987; President and     President and Chief Executive Officer
                                       Chief Executive Officer                (1988 - present)

John J. Hartman                        Director since 1966                    Financial Consultant (1970 - present)

Raymond F. O'Brien                     Director since 1986                    Business Consultant (1995 - present)

William R. Graham                      Director since 1986                    Chairman and President of National
                                                                              Security Research, Inc. (1997 -
                                                                              present); Senior Vice President, The
                                                                              Defense Group (1994 - 1997)

Gary M. Cusumano                       Director since 1994                    President of The Newhall Land and
                                                                              Farming Company (1989 - present)

Robert L. Prestel                      Director since 1994                    Business and Management Consultant
                                                                              (1994 - present)

Patrick J. Brady                       President, Semiconductor Equipment     President, Semiconductor Equipment
                                       Group*                                 Group (1996 - 1999); Vice President,
                                                                              Engineering Group (1995 - 1996)

Scott G. Buchanan                      Executive Vice President, Chief        Vice President, Chief Financial
                                       Financial Officer and Treasurer        Officer and Treasurer since 1989

Malcolm J. Caraballo                   Vice President                         President, Wireless Products Group
                                                                              (1996 - present); Vice President,
                                                                              Microwave Products Group (1993 -
                                                                              1996)

Robert G. Hiller                       Vice President                         President, Telecommunications Group
                                                                              (1997 - present); Vice President,
                                                                              Telecommunications Group (1996 -
                                                                              1997); Director, Engineering,
                                                                              Electronic Equipment Division (1995 -
                                                                              1996)

--------------------------

* Ceased to be an executive officer upon sale of WJ's Semiconductor Equipment Group on July 6, 1999.

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
(b)(1)                  Opinion of CIBC World Markets Corp., dated October 25, 1999
                        (included as Appendix C to Exhibit (d)(1)).

(b)(2)                  Presentation materials prepared by CIBC World Markets Corp.
                        and presented to the Board of Directors of WJ on October 25,
                        1999.

(c)(1)                  Agreement and Plan of Merger, dated as of October 25, 1999, between FP-WJ and WJ (included as Appendix A to Exhibit
                        (d)(1)).

(c)(2)                  Recapitalization Agreement, dated as of October 25, 1999,
                        between WJ and the Watkins Trust (included as Appendix B to
                        Exhibit (d)(1)).

(d)(1)                  Preliminary Proxy Statement filed by WJ with the Securities and Exchange Commission on December 21, 1999.

(d)(2)                  Letter to Shareowners (included and filed with Exhibit
                        (d)(1).

(d)(3)                  Form of Proxy (included and filed with Exhibit (d)(1)).

(d)(4) Form of Trustee Direction card (included and filed with Exhibit (d)(1)).

(e)                     See disclosure under captions "SUMMARY--Dissenters' Rights"
                        and "DISSENTERS' RIGHTS" in Exhibit (d)(1) and Appendix E to
                        Exhibit(d)(1).